 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____________________________________

FORM 11-K
_____________________________________

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2018

OR

[  ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 001-01043

_____________________________________

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

Brunswick Retirement Savings Plan
Brunswick Rewards Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRUNSWICK CORPORATION
26125 N. Riverwoods Boulevard
Mettawa, Illinois 60045-3420

Brunswick Retirement Savings Plan

Financial Statements and Supplemental Schedules

December 31, 2018 and 2017

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
Brunswick Retirement Savings Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Brunswick Retirement Savings Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information
The schedule of delinquent participant contributions for the year ended December 31, 2018 and schedule of assets (held at end of year) as of December 31, 2018 ("supplemental information"), have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan's auditor since 2017.
Chicago, Illinois
June 20, 2019

1

Brunswick Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
Assets
Investments at fair value	$106,991,008	$118,719,686
Receivables:
Employer contributions	35,188	13,879
Notes receivable from participants	1,200,014	1,289,926
Total receivables	1,235,202	1,303,805
Total net assets available for benefits	$108,226,210	$120,023,491

The notes to financial statements are an integral part of these statements.

2

Brunswick Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2018

Additions
Income (loss):
Net depreciation in fair value of investments	$(9,216,829)
Interest and dividends from investments	4,285,291
Net investment loss	(4,931,538)

Interest income on notes receivable from participants	46,889

Contributions:
Participants	4,246,863
Rollovers	331,169
Employer	1,486,785
Total contributions	6,064,817

Other income	5,873

Net additions	1,186,041

Deductions
Distributions and withdrawals to participants	12,132,455
Administrative expenses	135,063
Total deductions	12,267,518

Net decrease in net assets available for benefits before transfers	(11,081,477)
Transfers to other plan	(715,804)
Net decrease in net assets available for benefits	(11,797,281)
Net assets available for benefits:
Beginning of year	120,023,491
End of year	$108,226,210

The notes to financial statements are an integral part of this statement.

3

Brunswick Retirement Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

1. Description of the Plan

The following description of the Brunswick Retirement Savings Plan (the Plan) provides only general information. Brunswick Corporation (the Company) is the Plan's sponsor. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan, established by the Company effective January 1, 1986, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee, consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. Vanguard Fiduciary Trust Company (the Trustee) is the Trustee of the Plan under a trust agreement with the Company.

Participation

Eligible employees include all groups as identified by the Benefits Administration Committee.

Eligible employees, as identified by the Benefits Administration Committee, who are not eligible to participate in the Brunswick Rewards Plan, must be at least 21 years of age and employed by the Company or a related company to which the Plan has been extended. Attwood union employees who are eligible to participate must be at least 18 years of age.

Employees working at least 24 hours per week are eligible to participate in the Plan on the first day of the month following or coinciding with 60 days of employment. Employees working less than 24 hours per week are eligible to participate on the first day of the month following or coinciding with 12 months of employment. Employees can generally increase, decrease, or cancel their deferrals at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) the Plan’s earnings (losses). Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balances.

Participants may direct their own contributions and related Company contributions into any of the Plan’s fund options. Participants may generally change their elections and transfer balances between funds at any time.

Contributions

Participants may make pre-tax or Roth contributions from 1% to 40% of compensation as defined in the Plan. Contributions are made via payroll deductions and are remitted to the Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. In 2018, pre-tax and Roth contributions were subject to the Internal Revenue Service (IRS) limit of $18,500 and catch-up contributions were subject to the IRS limit of $6,000.

The basic Company matching contribution for participants in the Plan is 50% of participant deferrals, up to 6% of compensation. These contributions are invested in accordance with the participant’s investment elections. Catch-up contributions are not eligible for Company match.

The Plan provides a true-up feature, which allows the Company to make up for any missed match that may have occurred due to unequal deferrals. The true-up is performed during the first quarter of the following plan year and takes into account the maximum matching contribution that could have been received and makes up for any difference in comparison to the matching contributions that were actually made. For the years ended December 31, 2018 and 2017, $35,188 and $13,879, respectively, relating to the true-

4

Brunswick Retirement Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

ups of certain participant accounts was contributed to the Plan. The true-up balance is reflected as a component of employer contributions receivable in the accompanying Statements of Net Assets Available for Benefits.

Vesting

Participants are fully vested in the balance of all of their accounts at all times.

Notes Receivable From Participants

Active participants may borrow from their interest in the funds held by the Trustee. The minimum loan amount is $1,000. The maximum loan amount is the lesser of half of the participant's account balance or $50,000 less the largest balance of all loans in the prior 12 months, limited to participant contributions and rollovers only. Generally, a participant is not permitted to have more than one loan outstanding at any one time.

Participant loans bear interest, are secured by the participants’ accounts, and are payable over a period not to exceed five years unless the loan is for the purchase of a home, in which case, the loan term may be up to 10 years. The interest rate on loans is fixed at the prime rate reported by Reuters at the initiation of the loan.

If a participant's employment with Brunswick Corporation terminates and the loan balance is not paid in full by the termination date, the participant may make manual payments directly to the Trustee to avoid default. Loans will be subject to default if a payment has not been made for a period of time as outlined by the plan document or if the participant takes a distribution of their account balance.

Payment of Benefits

In-service distributions are allowed for certain cases of financial hardship, upon the participant's attainment of age 59-1/2 or if the participant is still employed after age 70-1/2. Additionally, the Company amended the Plan in the previous year to temporarily allow hurricane hardship withdrawals through January 31, 2018 for eligible participants as a result of hurricanes Harvey and Irma.

Upon termination of employment, participants may elect to roll over account balances into another qualified retirement vehicle, receive a lump-sum or partial lump-sum distribution, or receive installment payments. Terminated participants with balances exceeding $1,000 may elect to remain in the Plan and defer payment until such time the participant attains age 70-1/2 and becomes subject to required minimum distributions. Account balances less than $1,000 are distributed as soon as administratively possible following termination of employment.

Administrative Expenses

Investment management fees, recordkeeping fees, agent fees, brokerage commissions and other fees are paid by the Plan’s participants and are included in either Net depreciation in fair value of investments or Administrative expenses in the accompanying Statement of Changes in Net Assets Available for Benefits.

Transfer to Other Plan

Transfers of assets between plans generally occur if a change in the employment status of an employee, who participates in a Brunswick-sponsored plan, causes the employee to change plans due to eligibility requirements. Among all Brunswick-sponsored plans, the interplan transfers net to zero. During the year ended December 31, 2018, $715,804 was transferred from the Plan into the Brunswick Rewards Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, the Benefits Administration Committee can direct that all accounts be distributed to its participants or continued in trust for their benefit.

5

Brunswick Retirement Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Payment of Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 - Fair Value Measurements for further discussion of fair value measurements.

The Brunswick ESOP Company Stock Fund is a fund composed principally of Brunswick Corporation common stock. Dividends received on shares held in the Brunswick ESOP Company Stock Fund may be reinvested in the Plan or, if elected by the participant, received as cash.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net depreciation includes plan gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017 as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Recent Accounting Pronouncements

The Company evaluates the pronouncements of various authoritative accounting organizations, primarily the Financial Accounting Standards Board, the Securities and Exchange Commission, and the Emerging Issues Task Force, to determine the impact of new pronouncements on GAAP and the impact on the Plan. There were no recent accounting pronouncements that impacted the Plan in 2018 or that are expected to impact the Plan in the future.

6

Brunswick Retirement Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

3. Investments

There were no changes to the investment options during 2018.

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in markets that are not active;

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation techniques and inputs used for assets measured at fair value:

Common stock: Valued at the quoted market price held by the Plan at year-end.

Target date retirement collective trust funds: The fair values of investments in target date retirement collective trusts are valued as determined by fund managers based on their net asset values (NAV) and recent transaction prices. There are target date collective trust funds ranging from 2015 through 2065, in five-year increments, and an income fund. The asset allocation of each target date retirement collective trust fund (except for the income fund) gradually changes over time according to a targeted retirement year until the fund merges with the income fund. The trusts invest in master trusts that share the same investment objectives, which in turn invest in mutual funds at varying asset allocations as appropriate to adjust to a more conservative mix over time as participants approach their target retirement age. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notification requirement.

Mutual funds: Valued at quoted market prices.

Stable value retirement savings collective trust fund: The fair value of investments in the stable value retirement savings collective trust are valued as determined by fund managers based on their NAV. This fund invests largely in investment contracts backed by high-quality, shorter-term securities. There are no restrictions on participant redemptions of the stable value retirement savings collective trust.

7

Brunswick Retirement Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets measured at fair value on a recurring basis as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Assets
Brunswick Corporation common stock	$7,329,304	$—	$—	$7,329,304
Mutual funds	52,131,781	—	—	52,131,781
Total investments at fair value	$59,461,085	$—	$—	$59,461,085
Investments measured at net asset value (A)				47,529,923
Total investments				$106,991,008

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets measured at fair value on a recurring basis as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Assets
Brunswick Corporation common stock	$9,416,345	$—	$—	$9,416,345
Mutual funds	60,340,987	—	—	60,340,987
Total investments at fair value	$69,757,332	$—	$—	$69,757,332
Investments measured at net asset value (A)				48,962,354
Total investments				$118,719,686

(A) Certain investments measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

5. Reconciliation to Form 5500

The following is a reconciliation of Total net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2018	2017
Net assets available for benefits per the financial statements	$108,226,210	$120,023,491
Adjustment for certain deemed distributions of participant loans	(8,748)	(19,294)
Net assets available for benefits per Form 5500	$108,217,462	$120,004,197

The following is a reconciliation of the Net decrease in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31,
2018
Net decrease in net assets available for benefits before transfers per the financial statements	$(11,081,477)
Adjustment for certain deemed distributions of participant loans	10,546
Net decrease per Form 5500	$(11,070,931)

8

Brunswick Retirement Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

7. Party-In-Interest Transactions

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds units of mutual funds managed by The Vanguard Group, Inc. The Vanguard Group, Inc. is an affiliate of Vanguard Fiduciary Trust Company, the Plan Trustee; therefore, these transactions and the Plan's payment of trustee fees to Vanguard qualify as party-in-interest transactions. The Plan also holds units of the Vanguard target date retirement collective trust funds which are issued by Vanguard Fiduciary Trust Company. The Plan also holds shares of Brunswick Corporation common stock. These shares depreciated in fair value by $1,290,182 and recognized dividend income of $119,172 during 2018. At December 31, 2018 and 2017, the Plan held 157,789 and 170,524 shares of Brunswick Corporation common stock with fair values of $7,329,304 and $9,416,345, respectively. Notes receivable from participants also reflect party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

During the year ended December 31, 2017, the Company withheld final pay period employee contributions for certain terminated employees and failed to remit this amount to the Plan in a timely manner and in accordance with the Department of Labor (DOL) rules and regulations. The total of these transactions was $291 and was disclosed in the prior year accompanying Schedule of Delinquent Participant Contributions in accordance with the DOL's Rules and Regulations for Reporting and Disclosure under ERISA. Additionally, the Company has taken the necessary measures to correct these transactions in 2018 by contributing funds to the trustee. The Company also credited the participants' accounts to accurately reflect missed earnings had the contributions been remitted in a timely manner. The value of these delinquent contributions is not material to the Plan's financial statements.

8. Income Tax Status

The IRS has determined and informed the Company by a letter dated July 27, 2017 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, Plan management believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

U.S. GAAP requires the management of the Plan to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by applicable taxing authorities. Management of the Plan has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

9

Brunswick Retirement Savings Plan

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

EIN 36-0848180 Plan #154

For the Year Ended December 31, 2018

	Total that constitute non-exempt prohibited transactions
Participant contributions transferred late to the Plan	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
$291	$—	$291

Check here if late participant loan repayments are included: [ ]

10

Brunswick Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 36-0848180 Plan #154

December 31, 2018
		Current
Identity of Issuer	Description of Investment	Value

Employer Common Stock
Brunswick Corporation*	Brunswick ESOP Company Stock Fund	$7,329,304

Target Date Retirement Collective Trust
Vanguard Fiduciary Trust Company*	Target Retirement 2015 Trust II	6,886,633
Vanguard Fiduciary Trust Company*	Target Retirement 2020 Trust II	1,242,364
Vanguard Fiduciary Trust Company*	Target Retirement 2025 Trust II	13,860,672
Vanguard Fiduciary Trust Company*	Target Retirement 2030 Trust II	483,101
Vanguard Fiduciary Trust Company*	Target Retirement 2035 Trust II	6,146,669
Vanguard Fiduciary Trust Company*	Target Retirement 2040 Trust II	366,656
Vanguard Fiduciary Trust Company*	Target Retirement 2045 Trust II	2,569,904
Vanguard Fiduciary Trust Company*	Target Retirement 2050 Trust II	154,345
Vanguard Fiduciary Trust Company*	Target Retirement 2055 Trust II	1,387,897
Vanguard Fiduciary Trust Company*	Target Retirement 2060 Trust II	60,752
Vanguard Fiduciary Trust Company*	Target Retirement 2065 Trust II	19,155
Vanguard Fiduciary Trust Company*	Target Retirement Income Trust II	2,097,726
Total Target Date Retirement Collective Trust		35,275,874

Mutual Funds
MainStay Investments	Large Cap Growth Fund, Class R6	10,547,078
Wells Fargo Funds Distributor, LLC	Advantage Common Stock Fund Institutional Class	3,918,735
Templeton Institutional Funds, Inc.	Foreign Equity Series	508,235
The TCW Group, Inc.	Core Fixed-Income Fund; Class Institutional	1,278,684
The Vanguard Group, Inc.*	Institutional Index Fund Plus Shares	16,985,759
The Vanguard Group, Inc.*	Extended Market Index Fund Institutional Shares	2,431,758
The Vanguard Group, Inc.*	Total Bond Market Index Fund Institutional Shares	7,450,886
The Vanguard Group, Inc.*	Total International Stock Index Fund Institutional Shares	5,018,903
The Vanguard Group, Inc.*	Federal Money Market Fund	439,705
The Vanguard Group, Inc.*	Windsor II Fund Admiral Shares	3,552,038
Total Mutual Funds		52,131,781

Stable Value Collective Trust
Vanguard Fiduciary Trust Company*	Vanguard Retirement Savings Trust III	12,254,049

Participant Loans*	Loans to participants, bearing interest from 3.25% to 8.25%, with varying maturities	1,200,014
		$108,191,022
*Represents a party-in-interest to the Plan.

11

Brunswick Rewards Plan

Financial Statements and Supplemental Schedules

December 31, 2018 and 2017, and Year Ended December 31, 2018

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
Brunswick Rewards Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Brunswick Rewards Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information
The schedule of delinquent participant contributions for the year ended December 31, 2018 and schedules of assets (held at end of year) as of December 31, 2018 ("supplemental information"), have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan's auditor since 2017.
Chicago, Illinois
June 20, 2019

Brunswick Rewards Plan

Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
Assets
Investments at fair value	$1,258,385,503	$1,329,616,788
Receivables:
Employer contributions	32,751,421	31,271,710
Notes receivable from participants	15,060,844	15,512,057
Total receivables	47,812,265	46,783,767
Total net assets available for benefits	$1,306,197,768	$1,376,400,555

The notes to financial statements are an integral part of these statements.

Brunswick Rewards Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2018

Additions
Income (loss):
Net depreciation in fair value of investments	$(113,865,831)
Interest and dividends from investments	45,766,079
Net investment loss	(68,099,752)

Interest income on notes receivable from participants	593,503

Contributions:
Participants	45,195,173
Rollovers	4,605,918
Employer	53,176,398
Total contributions, net of forfeitures	102,977,489

Other income	76,679

Net additions	35,547,919

Deductions
Distributions and withdrawals to participants	105,333,881
Administrative expenses	1,132,629
Total deductions	106,466,510

Net decrease in net assets available for benefits before transfers	(70,918,591)
Transfers from other plans	715,804
Net decrease in net assets available for benefits	(70,202,787)
Net assets available for benefits:
Beginning of year	1,376,400,555
End of year	$1,306,197,768

The notes to financial statements are an integral part of this statement.

Brunswick Rewards Plan

Notes to Financial Statements

December 31, 2018 and 2017

1. Description of the Plan

The following description of the Brunswick Rewards Plan (the Plan) provides only general information. Brunswick Corporation (the Company) is the Plan's sponsor. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan, established by the Company effective April 1, 1999, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee, consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. Vanguard Fiduciary Trust Company (the Trustee) is the Trustee of the Plan under a trust agreement with the Company.

Participation

Eligible employees include all groups as identified by the Benefits Administration Committee.

Employees are immediately eligible to participate in the Plan and are automatically enrolled in the Plan at a deferral rate of 3% of eligible compensation. Employees have a window of 60 days from the date their demographic data is received at the Trustee in which to opt out of the Plan before automatic enrollment. Employees can generally increase, decrease, or cancel their deferrals at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) the Plan’s earnings (losses). Allocations are based on participant earnings or account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balances.

Participants may direct their own contributions and related Company contributions into any of the Plan’s fund options. Participants may generally change their elections and transfer balances between funds at any time.

Contributions

Effective January 2, 2017, participants may make pre-tax or Roth contributions from 1% to 40% of compensation as defined in the Plan. Prior to January 2, 2017, only pre-tax contributions were allowed. Contributions are made via payroll deductions and are remitted to the Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. In 2018, pre-tax and Roth contributions were subject to the Internal Revenue Service (IRS) limit of $18,500 and catch-up contributions were subject to the IRS limit of $6,000. The Plan also contains an automatic contribution increase feature for certain eligible employees. Specifically, the Plan increases each eligible participant's contributions by 1% (up to a maximum of 10%) in April of each year.

Subject to certain limitations, the Company makes matching contributions on a per-pay check basis equal to 100% of the first 3% of participant contributions plus 50% of the next 2% of contributions. These contributions are invested in accordance with the participant’s investment elections. Employee catch-up contributions are not eligible for Company match.

The Company may make an annual retirement profit sharing contribution (formerly known as variable retirement contribution or VRC) of up to 9% of eligible compensation to the accounts of participants employed by the Company as of December 31 of the current plan year. The Company may also make an annual retirement profit sharing contribution to participants that were terminated during the plan year due to death, disability, layoffs, or retirement. Retirement profit sharing contributions are invested in accordance with the participant’s investment elections. Retirement profit sharing contributions for the year ended December 31, 2018 were $32,646,229. As of December 31, 2018 and 2017, $31,673,865 and $30,159,193, respectively, were included as Employer contributions receivable in the accompanying Statements of Net Assets Available for Benefits.

The Plan provides a true-up feature, which allows the Company to make up for any missed match that may have occurred due to unequal deferrals. The true-up is performed during the first quarter of the following plan year and takes into account the maximum matching contribution that could have been received and makes up for any difference in comparison to the matching contributions that were actually made. For the years ended December 31, 2018 and 2017, $1,077,556 and $1,112,517, respectively, relating to the true-ups of certain participant accounts was contributed to the Plan, all of which were included as employer contributions receivable in the accompanying Statements of Net Assets Available for Benefits.

Forfeited balances of participants' nonvested accounts are used to reduce future Company contributions. At December 31, 2018 and 2017, forfeited nonvested accounts totaled $972,364 and $843,446, respectively. All of the forfeited nonvested accounts at December 31, 2018 were used to reduce employer contributions during 2019.

Vesting

Participants are required to complete two years of service to become fully vested in employer matching contributions and employer retirement profit sharing contributions.

Notes Receivable From Participants

Active participants may borrow from their interest in the funds held by the Trustee. The minimum loan amount is $1,000. The maximum loan amount is the lesser of half of the participant's account balance or $50,000 less the largest balance of all loans in the prior 12 months, limited to participant contributions and rollovers only. Generally, a participant is not permitted to have more than one loan outstanding at any one time.

Participant loans bear interest, are secured by the participants’ accounts, and are payable over a period not to exceed five years unless the loan is for the purchase of a home, in which case, the loan term may be up to 10 years. The interest rate on loans is fixed at the prime rate reported by Reuters at the initiation of the loan.

If a participant's employment with Brunswick Corporation terminates and the loan balance is not paid in full by the termination date, the participant may make manual payments directly to the Trustee to avoid default. Loans will be subject to default if a payment has not been made for a period of time as outlined by the plan document or if the participant takes a distribution of their account balance.

Payment of Benefits

In-service distributions are allowed for certain cases of financial hardship, upon the participant's attainment of age 59-1/2 or if the participant is still employed after age 70-1/2. Additionally, the Company amended the Plan in the prior year to temporarily allow hurricane hardship withdrawals through January 31, 2018 for eligible participants as a result of hurricanes Harvey and Irma.

Upon termination of employment, participants may elect to roll over account balances into another qualified retirement vehicle, receive a lump-sum or partial lump-sum distribution, or receive installment payments. Terminated participants with balances exceeding $1,000 may elect to remain in the Plan and defer payment until such time the participant attains age 70-1/2 and becomes subject to required minimum distributions. Account balances less than $1,000 are distributed as soon as administratively possible following termination of employment.

Administrative Expenses

Investment management fees, recordkeeping fees, agent fees, brokerage commissions and other fees are paid by the Plan’s participants and are included in either Net depreciation in fair value of investments or Administrative expenses in the accompanying Statement of Changes in Net Assets Available for Benefits.

Transfers from Other Plans

Transfers of assets between these plans generally occur if a change in the employment status of an employee, who participates in a Brunswick-sponsored plan, causes the employee to change plans due to eligibility requirements. Among all Brunswick-sponsored plans, the interplan transfers net to zero. During the year ended December 31, 2018, $715,804 was transferred into the Plan from the Brunswick Retirement Savings Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, the Benefits Administration Committee can direct that all accounts be distributed to its participants or continued in trust for their benefit. Participants will also become 100% vested at this time.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Payment of Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 - Fair Value Measurements for further discussion of fair value measurements.

The Brunswick ESOP Company Stock Fund is a fund composed principally of Brunswick Corporation common stock. Dividends received on shares held in the Brunswick ESOP Company Stock Fund may be reinvested in the Plan or, if elected by the participant, received as cash.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net depreciation includes plan gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017 as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Recent Accounting Pronouncements

The Company evaluates the pronouncements of various authoritative accounting organizations, primarily the Financial Accounting Standards Board, the Securities and Exchange Commission, and the Emerging Issues Task Force, to determine the impact of new pronouncements on GAAP and the impact on the Plan. There were no recent accounting pronouncements that impacted the Plan in 2018 or that are expected to impact the Plan in the future.

3. Investments

There were no changes to the investment options during 2018.

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in markets that are not active;

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation techniques and inputs used for assets measured at fair value:

Common stock: Valued at the quoted market price held by the Plan at year-end.

Target date retirement collective trust funds: The fair values of investments in target date retirement collective trusts are valued as determined by fund managers based on their net asset values (NAV) and recent transaction prices. There are target date collective trust funds ranging from 2015 through 2065, in five-year increments, and an income fund. The asset allocation of each target date retirement collective trust fund (except for the income fund) gradually changes over time according to a targeted retirement year until the fund merges with the income fund. The trusts invest in master trusts that share the same investment objectives, which in turn invest in mutual funds at varying asset allocations as appropriate to adjust to a more conservative mix over time as participants approach their target retirement age. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notification requirement.

Mutual funds: Valued at quoted market prices.

Stable value retirement savings collective trust fund: The fair value of investments in the stable value retirement savings collective trust are valued as determined by fund managers based on their NAV. This fund invests largely in investment contracts backed by high-quality, shorter-term securities. There are no restrictions on participant redemptions of the stable value retirement savings collective trust.

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets measured at fair value on a recurring basis as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Brunswick Corporation common stock	$40,044,459	$—	$—	$40,044,459
Mutual funds	644,881,092	—	—	644,881,092
Total investments at fair value	$684,925,551	$—	$—	$684,925,551
Investments measured at net asset value (A)				573,459,952
Total Investments				$1,258,385,503

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets measured at fair value on a recurring basis as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Brunswick Corporation common stock	$48,217,054	$—	$—	$48,217,054
Mutual funds	693,501,477			693,501,477
Total investments at fair value	$741,718,531	$—	$—	$741,718,531
Investments measured at net asset value (A)				587,898,257
Total investments				$1,329,616,788

(A) Certain investments measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

5. Reconciliation to Form 5500

The following is a reconciliation of Total net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2018	2017
Net assets available for benefits per the financial statements	$1,306,197,768	$1,376,400,555
Adjustment for certain deemed distributions of participant loans	(105,367)	(107,311)
Net assets available for benefits per Form 5500	$1,306,092,401	$1,376,293,244

The following is a reconciliation of the Net decrease in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31,
2018
Net decrease in net assets available for benefits before transfers per the financial statements	$(70,918,591)
Adjustment for certain deemed distributions of participant loans	1,945
Net decrease per Form 5500	$(70,916,646)

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

7. Party-In-Interest Transactions

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds units of mutual funds managed by The Vanguard Group, Inc. The Vanguard Group, Inc. is an affiliate of Vanguard Fiduciary Trust Company, the Plan Trustee; therefore, these transactions and the Plan's payment of trustee fees to Vanguard qualify as party-in-interest transactions. The Plan also holds units of the Vanguard target date retirement collective trust funds which are issued by Vanguard Fiduciary Trust Company. The Plan also holds shares of Brunswick Corporation common stock. These shares depreciated in fair value by $6,285,654 and recognized dividend income of $623,801 during 2018. At December 31, 2018 and 2017, the Plan held 862,098 and 873,181 shares of Brunswick Corporation common stock with fair values of $40,044,459 and $48,217,054, respectively. Notes receivable from participants also reflect party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

During the year ended December 31, 2017, the Company withheld final pay period employee contributions for certain terminated employees and failed to remit this amount to the Plan in a timely manner and in accordance with the Department of Labor (DOL) rules and regulations. The total of these transactions was $3,258 and was disclosed in the prior year accompanying Schedule of Delinquent Participant Contributions in accordance with the DOL's Rules and Regulations for Reporting and Disclosure under ERISA. Additionally, the Company has taken the necessary measures to correct these transactions in 2018 and 2017 by contributing $1,341 and $1,917, respectively, of funds to the trustee. The Company also credited the participants' accounts to accurately reflect missed earnings had the contributions been remitted in a timely manner. The value of these delinquent contributions is not material to the Plan's financial statements.

8. Income Tax Status

The IRS has determined and informed the Company by a letter dated August 24, 2017 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, Plan management believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

U.S. GAAP requires the management of the Plan to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by applicable taxing authorities. Management of the Plan has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

9. Subsequent Events

On May 6, 2019, the Company announced it had entered into a definitive agreement to sell its Fitness business to KPS Capital Partners, LP, a private investment firm. The Fitness business has approximately 1,700 employees that are eligible for the Plan, which makes up about 20 percent of the Company's total eligible employees. The sale is expected to close by end of June 2019, at which point Life Fitness employees will likely continue to participate in the Rewards Plan, under a Transition Services Agreement through December 31, 2019.

On August 9, 2018, the Company completed its acquisition of the Global Marine & Mobile business of Power Products Holdings, LLC (Power Products) and approximately 250 Power Products employees became eligible for the Rewards Plan on January 1, 2019. As a result, $16.6 million of assets associated with the Power Products ECM Industries, LLC 401(k) Plan were transferred into the Rewards Plan on January 9, 2019.

Brunswick Rewards Plan

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

EIN 36-0848180 Plan #170

For the Year Ended December 31, 2018

	Total that constitute non-exempt prohibited transactions
Participant contributions transferred late to the Plan	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
$1,341	$—	$1,341

Check here if late participant loan repayments are included: [ ]

Brunswick Rewards Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 36-0848180 Plan #170

December 31, 2018
		Current
Identity of Issuer	Description of Investment	Value

Employer Common Stock
Brunswick Corporation*	Brunswick ESOP Company Stock Fund	$40,044,459

Target Date Retirement Collective Trust
Vanguard Fiduciary Trust Company*	Target Retirement 2015 Trust II	41,302,606
Vanguard Fiduciary Trust Company*	Target Retirement 2020 Trust II	12,056,633
Vanguard Fiduciary Trust Company*	Target Retirement 2025 Trust II	144,906,905
Vanguard Fiduciary Trust Company*	Target Retirement 2030 Trust II	10,758,846
Vanguard Fiduciary Trust Company*	Target Retirement 2035 Trust II	126,094,370
Vanguard Fiduciary Trust Company*	Target Retirement 2040 Trust II	3,083,127
Vanguard Fiduciary Trust Company*	Target Retirement 2045 Trust II	93,979,133
Vanguard Fiduciary Trust Company*	Target Retirement 2050 Trust II	3,047,768
Vanguard Fiduciary Trust Company*	Target Retirement 2055 Trust II	29,619,340
Vanguard Fiduciary Trust Company*	Target Retirement 2060 Trust II	1,885,597
Vanguard Fiduciary Trust Company*	Target Retirement 2065 Trust II	370,784
Vanguard Fiduciary Trust Company*	Target Retirement Income Trust II	7,203,653
Total Target Date Retirement Collective Trust		474,308,762

Mutual Funds
MainStay Investments	Large Cap Growth Fund, Class R6	96,622,370
Wells Fargo Funds Distributor, LLC	Advantage Common Stock Fund Institutional Class	48,716,527
Templeton Institutional Funds, Inc.	Foreign Equity Series	5,711,388
The TCW Group, Inc.	Core Fixed-Income Fund; Class Institutional	15,136,006
The Vanguard Group, Inc.*	Institutional Index Fund Plus Shares	207,905,517
The Vanguard Group, Inc.*	Extended Market Index Fund Institutional Shares	40,970,232
The Vanguard Group, Inc.*	Federal Money Market Fund	1,394,201
The Vanguard Group, Inc.*	Total Bond Market Index Fund Institutional Shares	93,372,198
The Vanguard Group, Inc.*	Total International Stock Index Fund Institutional Shares	84,327,033
The Vanguard Group, Inc.*	Windsor II Fund Admiral Shares	50,725,620
Total Mutual Funds		644,881,092

Stable Value Collective Trust
Vanguard Fiduciary Trust Company*	Vanguard Retirement Savings Trust III	99,151,190

Participant Loans*	Loans to participants, bearing interest from 3.25% to 8.25%, with varying maturities	15,060,844
		$1,273,446,347
*Represents a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plans) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Brunswick Retirement Savings Plan
Brunswick Rewards Plan

By: BRUNSWICK CORPORATION
as Administrator of the Plans

Date: June 20, 2019	By: /s/ RANDALL S. ALTMAN
Randall S. Altman
Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm